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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                         Meridian National Corporation
________________________________________________________________________________
                               (Name of Issuer)


                         Common Stock, $.01 par value
________________________________________________________________________________
                        (Title of Class of Securities)



        _______________________________________________________________
                                (CUSIP Number)

       James L. Rosino, Vice President - Finance and Corporate Secretary Meridian National Corporation, 805 Chicago Street, Toledo, Ohio 43611
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 1, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------
  CUSIP NO.
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Berman Family, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Michigan
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,570,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,570,00
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      45%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      00
------------------------------------------------------------------------------


Instructions for Cover Page

(1) Names and I.R.S Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(l) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

                                 SCHEDULE 13D

-----------------------
  CUSIP NO.
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MNP Executive Holdings, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Michigan
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          210,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      210,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      00
------------------------------------------------------------------------------

Instructions for Cover Page

(1) Names and I.R.S Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(l) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

                                 SCHEDULE 13D

-----------------------
  CUSIP NO.
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Craig L. Stormer, Declaration of Trust dated 7/25/95
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Michigan
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          210,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      210,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      00
------------------------------------------------------------------------------

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(l) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

                                 SCHEDULE 13D
-----------------------
  CUSIP NO.
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Thomas R. Klein, Declaration of Trust dated 3/6/97
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Michigan
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          210,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      210,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      00
------------------------------------------------------------------------------

     Instructions for Cover Page

(1) Names and I.R.S Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(l) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

                                    ITEM 1
                              SECURITY AND ISSUER
                              -------------------

     The title of the class of equity securities to which this statement relates is: Common Stock, $.01 par value per share.

     The name and address of the principal executive offices of the issuer of such securities is: Meridian National Corporation, 805 Chicago, Street, Toledo, Ohio 43611 (the "Issuer").

                                    ITEM 2
                            IDENTITY AND BACKGROUND
                            -----------------------

     (a) This Statement is being filed by a group (the "Berman Group"), on behalf of all members of the Berman Group, in accordance with Rule 13d-1(k). The names of the persons filing this Statement are as follows:

          (1)  The Berman Family, LLC
          (2)  MNP Executive Holdings, LLC
          (3)  Craig L. Stormer, Declaration of Trust
               dated 7/25/95
          (4)  Thomas R. Klein, Declaration of Trust
               dated 3/6/97

     The Berman Family, LLC is controlled by Larry Berman, who is presently a
director of the Issuer.   Larry Berman is also a member of MNP Executive
Holdings, LLC, the Chief Executive Officer, President and majority shareholder of MNP Corporation, a Michigan corporation ("MNP") which is not a reporting company under the Securities Act of 1934, as amended. The members of MNP Executive Holdings, LLC and the trustees of the two trusts are management
employees of MNP.   MNP presently owns 280,581 shares of the Issuer's Common
Stock, and Larry Berman has options to purchase 17,500 shares of the Issuer's Common Stock which are exercisable currently. Thus, the percentage ownership of the Berman Group, together with present holdings of affiliates, constitutes approximately 57% of the Company's outstanding and issued Common Stock.

     (b) The Berman Family, LLC and MNP Executive Holdings, LLC are limited liability companies formed under the laws of the State of Michigan. The Craig
L. Stormer, Declaration of Trust dated 7/25/95 and the Thomas R. Klein, Declaration of Trust dated 3/6/97 are each revocable trusts created under the laws of the State of Michigan. The address of the principal business and office of each person filing this Statement is: 44225 Utica Road, Utica, Michigan 48318.

     (c) The principal businesses of the persons filing this Statement are as follows:

          (1)  The Berman Family, LLC: Investment
          (2)  MNP Executive Holdings, LLC: Investment
          (3) Craig L. Stormer, Declaration of Trust dated 7/25/95: Revocable Trust
          (4)  Thomas R. Klein, Declaration of Trust dated 3/6/97: Revocable
               Trust

     (d) None of the persons filing this statement, and none of their respective members, managers, settlors or trustees, and none of the person or persons controlling the same, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons filing this statement, and none of their respective members, managers, settlors or trustees, and none of the person or persons controlling the same, were, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

                                    ITEM 3
               SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
               -------------------------------------------------

     The source and the amount of funds or other consideration used in making the purchase were as follows:

     Each of the reporting persons acquired the Issuer's Common Stock with funds borrowed from MNP Corporation.

                                    ITEM 4
                          PURPOSE OF THE TRANSACTION
                          --------------------------

     The Berman Group purchased the Issuer's Common Stock as an investment. Larry Berman also controls MNP, which is engaged in the automotive fastener business. As part of the purchase of the Issuer's Common Stock, MNP made loans in the amount of $1.5 million to the Issuer and has agreed that it may, in its sole discretion, make additional loans up to $1.5 million to the Issuer.

     As noted above, Larry Berman is presently a director of the Issuer. The Berman Group has not requested the resignations of the other directors or of any of the Issuer's officers at this time. The Berman Group has no present intention to acquire additional shares of the Issuer's Common Stock, and has no present intention to terminate the registration of the Issuer's securities pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

                                    ITEM 5
                     INTEREST IN SECURITIES OF THE ISSUER
                     ------------------------------------

     Prior to this issuance, the Issuer had 3,717,540 shares of its Common Stock issued and outstanding, and, giving effect to the issuance, has 7,917,540 shares issued and outstanding. The aggregate number and percentage of the Issuer's Common Stock owned by the Berman Group after September 1, 1999 is as follows:

                                      Aggregate
                                        Number   Percentage
                                      ---------  ----------

     The Berman Family, LLC           3,570,000     45%

     MNP Executive Holdings, LLC        210,000      3%

     Craig L. Stormer, Declaration      210,000      3%
     of Trust dated 7/25/95

     Thomas R. Klein, Declaration       210,000      3%
                                      ---------     --
     of Trust dated 3/6/97

     Berman Group Total               4,200,000     54%

     Additionally, MNP owns 280,581 shares of the Issuer's Common Stock and Larry Berman has options to purchase 17,500 shares of the Issuer's Common Stock which are exercisable currently, which, together with the shares held by the Berman Group, constitutes 57% of the Issuer's outstanding and issued Common Stock.

     Each reporting person has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of its shares.

                                    ITEM 6
                           CONTRACTS, ARRANGEMENTS,
                 UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
                          TO SECURITIES OF THE ISSUER
                          ---------------------------

     None.

                                    ITEM 7
                       MATERIAL TO BE FILED AS EXHIBITS
                       --------------------------------

     7.01 Agreement as to Schedule 13D (filed herewith).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    THE BERMAN FAMILY, LLC, a
                                    Michigan limited liability
                                    company



                                    By: /s/ Larry S. Berman
                                        ------------------------
                                        Larry S. Berman, Manager


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    MNP EXECUTIVE HOLDINGS, LLC, a
                                    Michigan limited liability
                                    company



                                    By: /s/ Craig L. Stormer
                                        -------------------------
                                        Craig L. Stormer, Member


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    CRAIG L. STORMER, DECLARATION
                                    OF TRUST DATED 7/25/95



                                    By: /s/ Craig L. Stormer
                                        -------------------------
                                        Craig L. Stormer, Trustee


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    THOMAS R. KLEIN, DECLARATION
                                    OF TRUST DATED 3/6/97



                                    By: /s/ Thomas R. Klein
                                        -------------------------
                                        Thomas R. Klein, Trustee

                                 EXHIBIT INDEX
                                 -------------


     7.01  Agreement as to Schedule 13D (filed herewith).

                                      -5-